UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

 PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Future Acres, Inc.

 (Exact name of registrant as specified in its charter)

Commission File Number: 24R-00439

Delaware	82-3666225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-310-2410
Registrant’s telephone number, including area code

Series Seed Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Future Acres, Inc..”, “Future Acres”, “we,” “us,” “our,” or the “Company” mean Future Acres, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

OUR BUSINESS

Description of the Business

Future Acres, Inc., formerly known as Future Labs III, Inc. and now doing business as Future Acres, has developed one of the first electric, fully autonomous transport robots for the agriculture and farming industry. By partnering with Future Acres, farms could reduce their labor requirements and increase their productivity in an industry already plagued by labor shortage and increased wages. Our team has a wealth of experience in automation and agricultural technology and we are bringing this experience to build one of the world's first autonomous farm transport robots. We are backed by Wavemaker, a global venture capital firm, and by Wavemaker Labs (Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Future Acres (Future Acres, Inc.) has common ownership with Wavemaker Labs. Both entities are majority owned by Future VC, LLC, which currently controls the majority (58%) of voting stock of both entities. We are based in El Segundo, California and are currently working on version two of our prototype.

To date, Future Acres has not yet generated any revenue. Additionally, the independent CPA has included a “going concern” note in its Independent Auditor’s Report on the Company’s 2020-2021 financial statements, suggesting there is substantial doubt about the Company’s ability to continue as a going concern.

Company History

Future Acres was incorporated on December 4, 2017 when the team saw the need for a collaborative farm robot that could assist farmworkers with daily tasks. Farm owners are facing rising labor costs and a decreasing labor supply which, if not addressed, could force many farms to shut down permanently. Most farm robotics solutions focus on tasks such as weeding or spraying but overlook many of the most time-consuming tasks performed by American farmworkers. For example, labor accounts for approximately 50% of the cost of a box of grapes in the market. During a typical harvest, laborers spend 30% of their time transporting fruit. The team at Future Acres saw an opportunity to provide a tool to make farmworkers more efficient and to decrease the physical toll on their bodies, while simultaneously reducing labor costs for farm owners.

We are backed by Wavemaker, a global venture capital firm, and by Wavemaker Labs (Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Future Acres has common ownership with Wavemaker Labs. Both entities are majority owned by Future VC, LLC, which controls the majority (58%) of voting stock of both entities. We are based in Santa Monica, California and are currently working on version two of our prototype.

Product Overview

Future Acres is focused on building autonomous robotic solutions to help automate many of the elements involved in producing specialty crops and to help ameliorate the labor challenges US producers face today. Carry is an all-terrain, all-weather autonomous robot designed to transport produce and/or cannabis from the field to central warehouses/processing centers on the farm. Carry has several technologies including:

•	Computer vision for environment interpretation and localization within the farm

•	Autonomous route planning and navigation between in-field pickers and sorting locations

•	Machine learning to identify and locate objects of interest in the robot’s 3D world

•	Follow me mode, allowing Future Acres to follow a human anywhere

•	Rechargeable batteries that can be swapped in-field in real time to support 12+ operational hours

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•	250+ pounds payload support

Carry is modular in design and can support an array of robotic technologies on its chassis. The Company’s long-term vision is to develop a range of agricultural robots based on Carry to fully automate farming operations for its customers.

Pik is a smart wheelbarrow that works with Carry and farm workers to transport crops across farms. Workers load Pik with crops; as Pik reaches payload, Carry is alerted and travels to workers to be loaded with crops and returned to the sorting station.

Future Acres plans to develop a command center for the transport robots, where they can automatically park and recharge their batteries. Finally, Future Acres plans to develop technology to enable Carry to harvest autonomously.

Market

The US agriculture industry is a crucial component of the US economy and has fed the nation since its founding. Today, according to the United States Department of Agriculture (USDA) US farm output is worth $132 billion, about 1% of US GDP. However, the total value added to GDP by industries that directly rely on farm inputs - such as restaurants, grocery stores and apparel producers - is over $1 trillion. Thus, US agriculture plays a crucial supporting role for over $900 billion in value created thanks to farm outputs. Increases in the cost of US fruits, meat, tobacco, leather and cotton will have a ripple effect throughout the economy and either squeeze margins for businesses further up the value-chain or increase prices to end consumers.

The output of US farms has grown at a compound annual growth rate (CAGR) of 1.42% in the period between 1948 and 2019. In practice this means that US farms produce 2.7 times as much output in 2019 as in 1948. In the same time period, the total amount of inputs (machinery, fertilizer, etc.) has only grown at a CAGR of 0.06%. Most remarkably, however, the amount of labor used in agricultural production between 1948 and 2019 has decreased at a rate of -1.87% annually. US agriculture has been becoming steadily more productive and significantly less labor intensive for decades. To put it in perspective, US farmers use ¼ the labor they used in 1948 to create 2.7 times the agricultural output in 2019.

Future Acres’ market opportunity is to further contribute to the decreasing labor intensity of agriculture by automating commodity tasks on the farm like food and fruit transport back to the granary/warehouse. While US agriculture has been becoming steadily less labor intensive, the nature of the labor used has also shifted dramatically. For much of US history agriculture has been dominated by family farms and family farmworkers. In 1950, 7.6 million family farmworkers worked in US agriculture while only 2.3 million hired farmworkers did. Hired farmworkers made up just over 20% of the agricultural labor force. Over time, this has shifted dramatically. By 2000, just 2 million family farmworkers worked in US agriculture while 1.1 million hired farmworkers did. Hired farmworkers now make up 35% of the agricultural labor force.

Finally, about half of US farmworkers are undocumented. This presents a challenge to farmworkers who are unable to rely on the protections and benefits of the US legal and financial system because of their undocumented status and are therefore vulnerable to employer abuse. Similarly, hiring undocumented workers is illegal and puts famers in legal limbo.

The increasing importance of hired farmworkers is creating significant labor challenges for US farmworkers who are struggling to find and hire them. Future Acres is focused on creating robotic farming solutions for producers of specialty crops where labor costs are significantly higher than for commodity crops like corn. According to the USDA, the value of US horticultural production - production of fruits, nuts and vegetables – has increased drastically from an average just over $50 billion from 2015-2020 to $86 billion in 2021.

Design and Development

We are currently developing the minimal viable product (“MVP”), which will focus on the most important features of our product: safety, self-navigation, and durability.

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•	Hardware – We are currently evaluating the chassis and battery system for the MVP. Our current focus is on removing unnecessary weight from the robot and building a system to track the voltage/capacity of the batteries.

•	Computer Vision – Our computer vision identifies nearby objects and is being taught how to classify and react to them.

•	Navigation - Our engineers have already begun simulating/testing perception controls and navigation.

•	Instrument Cluster – We are actively working on separating instrument clusters. This involves spec’ing the various components that control the robot and avoiding potential problems, such as shielding and electromagnetic interference between instruments.

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Manufacturing

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Future Acres builds and fine tunes its internal production lines to service long-term demand. We have not yet identified any contract manufacturers that we intend to engage for future production. In the near term, all Future Acres products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers for certain specially made parts. This will allow Future Acres to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers along with our own internal production lines, the majority from the contract manufacturer at first. This will allow Future Acres to focus on automation and quality programs without restricting production volumes. As production begins to scale, Future Acres plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing

We believe our collaborative farm robot will resonate with commercial farmers from a variety of industries because of how it streamlines a number of operational complexities such as labor, retention, training, and safety. There is a growing labor crisis in the American agriculture industry that is going largely unaddressed. Labor cost is increasing while supply decreases, putting farm owners in a difficult position. Our initial R&D partners and potential customers have indicated to us that harvesters of specialty crops like grapes spend 30% of their time transporting crops via wheelbarrow to sorting areas. This is inefficient and increases labor costs as well as lengthens the harvesting period. These harvesters are paid hourly, so every hour counts. By eliminating the manual transport process we believe our product can reduce labor costs by up to 30%, resulting in more efficient crop harvesting. If proven out, this labor cost reduction would yield $1.7B in savings to California farmers alone. Furthermore, without the need for additional laborers, these farms will not have the built-in headaches brought on by the labor shortage in the US. If we can prove its value through our two founding corporate partners, we believe other commercial farms will follow suit.

Competition

Farm robots are generally thought of in one of two ways - small farm robotics (e.g., Carry) and large farm robotics (e.g., the autonomous concept tractor from Case IH). Small farm robotics is a relatively new category with several startups in the space building robots targeting different types of produce and different elements of the farming process. The large farm robotics space is slightly more established and is dominated by major players such as John Deere, AGCO and CNH Industrial.

John Deere is the dominant player in the agricultural machinery market. The company produces 32 percent of all agricultural and construction-related machinery and maintains a monopoly over its equipment repair. The company is remarkably innovative for an incumbent and recently demoed to the public a fully autonomous tractor that leverages a combination of high-precision GPS (up to 1-inch accuracy), computer vision and machine learning to operate more effectively and cheaper than a human operated tractor. Recently, the company bought Blue River Technology in 2017 to aid its ability to use machine learning in the field. The company is the standard for agricultural equipment, but primarily focused on building large farm robotics like tractors as opposed to small farm robotics. Nonetheless, it’s likely they will compete directly with Future Acres at some point.

The most direct competitor to Future Acres in the small farm robotics space is Burro from Augean Robotics. Burro is a farm vehicle that can follow people, follow crop rows, and re-run programmed routes. The robot can travel up to eight miles per charge and has a payload of up to 500 pounds and are commercially available Spring 2022.

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Wavemaker Partners and Wavemaker Labs

As a Wavemaker Labs company, Future Acres has access to several valuable resources. Wavemaker comprises a venture capital (“VC”) firm called Wavemaker Partners and a corporate venture studio called Wavemaker Labs under one roof, which brings value to Future Acres in several ways:

Wavemaker Partners: Top-Decile Venture Capital Fund since 2003 with $600mm+ assets under management

•	Capital - Wavemaker is Future Acres’ lead investor and provides valuable insights from over 16 years in the venture ecosystem that will help Future Acres in current and future capital raises.

•	Customer Introductions - With an extensive network, Wavemaker is able to provide Future Acres access to LPs, acquirers, international corporations and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.

•	Global Network - Wavemaker is dual headquartered in LA and Singapore, which gives Future Acres the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs: Corporate Innovation Venture Studio

•	Connections - Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Future Acres in growing its business.

•	Resources - Future Acres benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.

•	Product Acceleration - In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Future Acres.

•	Focus and Track Record - Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Future Acres with valuable expertise and insights at minimal to no cost.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

The Company is in an early stage of development and has not generated revenue for the periods ended December 31, 2020 and December 31, 2021.

Our costs and expenses currently consist of salaries from employees and contractors related to engineering, research and development, business development, marketing, and fundraising, as well as a net interest expense. For the period ended December 31, 2021, these costs totaled $2,083,436 , which include $1,768,496 in research and development related costs, $269,040 in sales and marketing expenses, $33,013 in general and administrative expenses, and $(12,887) in other expenses. All of our costs in 2020 were labor costs related to engineering, business development, and marketing, as well as a net interest expense. These totaled $488,894 for the period ended December 31, 2020, which include $258,792 in research and development related costs, $176,228 in sales and marketing expenses, $38,730 in general and administrative expenses, and $(15,144) in other expenses. The primary driver for increased operating expenses in 2021 were related to the progress the Company made on advancing its product suite, most notably on Carry, the Company’s all-terrain, all-weather autonomous robot

Since the end of the period covered by our financial statements, we have increased our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees and third-party contractors also increased as we began to ramp up prototype development efforts.

Liquidity and Capital Resources

As of December 31, 2021, the Company’s cash on hand was $2,201. The Company continues to rely on fundraising and inter-company loans from related parties to fund development and advance the business. Further details of these inter-company loans can be found under “Interest of Management and Others in Certain Transactions” below.

In 2021, the Company closed a Regulation A+ offering on SeedInvest, issuing 914,830 shares of Series Seed preferred stock for gross proceeds of $1,518,518. Those proceeds were used primarily on research and development expenses.

As of December 31, 2021 and 2020, the Company had $470,678 and $354,154, respectively, in accounts payable with related parties under common control. If we raise more than $1,000,000 in this Offering, we intend to use proceeds to repay some or all of this outstanding balance.

In addition, during 2021, the Company netted certain note receivables and payables with the corresponding related party entities. As of December 31, 2021, the Company had notes payable to one related party, Future VC, LLC, totaling $200,245.

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Trend Information

For the first 6 months of 2021, the Company began ramping up its marketing and fundraising efforts in preparation for the 2021 launch of its Regulation A+ equity crowdfunding offering on Seed Invest. These marketing and fundraising efforts were in part financed by Wavemaker Labs as part of our Master Services Agreement.

The Company has continued to develop its prototype and expects deliver the first batch of farm robots for early-stage pilot programs with its two customers towards the end of 2022. Prior to then, we anticipate increased expenses associated with to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an effect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because these letters of intent are non-binding, these two customers may not end up purchasing equipment from Future Acres, which could result in delaying when the Company starts making revenue.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 remain uncertain for the foreseeable future.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company is currently led by CEO Suma Reddy, CFO Kevin Morris, and Director James Buckly Jordan. Future Acres also relies on part-time contractors for a variety of functions, including marketing, business development, and finance. As a part of our current capital raise, we have, and plan to continue, increasing our engineering capacity to assist in future research and development, complete our minimum viable product, and prepare for production.

Name	Position	Age	Term in Office
Executive Officers
Suma Reddy	CEO	40	Indefinite, appointed September 2020
Kevin Morris	CFO	39	Indefinite, appointed September 2019
Soummya Datta	CTO	41	Indefinite, appointed January 2022
Directors
James Jordan	Director	42	Indefinite, appointed December 2017

Suma Reddy, CEO

Suma is an entrepreneur, educator and activist. As an entrepreneur, she has deep expertise in AgTech, cleantech, foodtech, microfinance, social justice and community-development. As Co-Founder and COO of Farmshelf, an indoor farming company started in 2017, she led strategy and operations with a focus on product, manufacturing and Plant R&D. Previously, she co-founded an organic waste-to-energy company and was a founding Managing Partner at a renewable energy fund that successfully developed greenfield utility-scale solar, small hydro, anaerobic digestion and battery storage projects. Prior to that, she was a Communications and Program Director at SKS Microfinance in India, contributing to 200%+ annualized growth, and eventual $330MM IPO and $2.2B acquisition. Suma started her career as a Peace Corps Volunteer in Mali.

Suma recently joined the Faculty of the School of Visual Arts, teaching the “Future of Food: Entrepreneurship as Activism.” She is also a Co-Director of Asian Pride Project, a LGBTQ arts + advocacy group, for which she was awarded the White House Champions of Change Award. She has served on the board of the South Asian Queer organization of NYC (SALGA-NYC), and spearheaded the launch of DeQH, the first LGBTQ helpline for queer South Asians.

She is a graduate of The Wharton School (MBA), Flatiron School (iOS Development), General Assembly (UX Design) and University of Rochester (BA).

Kevin Morris, CFO

Kevin oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. He also serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Additionally, Kevin serves as CFO of Piestro, Inc. (f.k.a. Future Labs VI, Inc.) Prior to that, Kevin was a COO/CFO of Denim.LA, Inc. (dba “DSTLD”), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013 to 2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

Soummya Data, CTO

Soummya is an experienced technologist committed to the development of integrated technologies that impact agriculture. At Milano Technical Group, Soummya led all development for automation of specialty crops, including autonomous harvesting, packing systems, RTOS (real-time operating systems) using machine vision and LIDAR, automated logistics systems and rugged electronics. At Blue River Technology (acquired by John Deere for $305M in 2017), Soummya co-led development for the See and Spray product-line. Soummya is passionate about developing mobility solutions for agriculture, building off his contribution to the design of unmanned ground and air vehicles like iRobot’s SUGV and Boeing’s A160 Hummingbird. Soummya started his career in renewable energy working on wind turbines for GE, and space and aerospace mechanisms development for Boeing and Northrop. Soummya is a graduate of UC Berkeley (B.S Mechanical Engineering, M.S in Mechatronics/Mechanical Engineering) and UCLA’s Anderson School (MBA).

James Jordan, Director and Chairman of the Board

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of multiple early-stage companies in the robotics space coming out of Wavemaker Labs, including Graze, an autonomous commercial lawnmower company, Piestro, an autonomous pizzeria, and Future Pearl Labs, an autonomous boba tea bar. Prior to that, James was Manager Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

Compensation of Directors and Executive Officers

Through December 31, 2021, we compensated our two highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Chairman	$0	$0	$0
Kevin Morris	CFO	$0	$0	$0
Suma Reddy	CEO	$200,000	$0	$200,000
Soummya Datta	CTO	$0	$0	$0

The Company hired Suma Reddy as CEO in September 2020. Her compensation includes cash compensation of $200,000 per year and equity compensation of 77,394 common shares to be granted as stock options, which will fully vest over 4 years with a 1-year cliff. The Company anticipates an increase to the CEO salary as commercial adoption of the Carry robot increases.

The Company hired Kevin Morris as CFO in September of 2019. His compensation includes equity equal to 32,967 shares of Common Stock of the Company granted as stock options, which vest fully over 4 years with a 1-year cliff. He receives no cash compensation for this role.

The Company hired Soummya Datta as CTO in January 2022. His compensation includes equity equal to 38,697 shares of Common Stock of the Company granted as stock options, which vest fully over 4 years with a 1-year cliff. He receives no cash compensation for this role.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total Voting Power per Beneficial Owner(1)
Class F Stock	James Jordan	12,500 shares held directly, and 1,513,233 shares held through Future VC, LLC.	N/A	50.86%	79.53%
Class F Stock	Future VC, LLC	2,373,327 shares held directly	N/A	79.11%	79.53%
Class F Stock	All directors and officers as a group	12,500 shares held directly, and 1,513,233 shares held through Future VC, LLC.	N/A	50.86%	79.53%
Common Stock	Suma Reddy	N/A	77,394	100%	-
Common Stock	Kevin Morris	N/A	32,967	100%	-
Common Stock	All directors and officers as a group	N/A	110,361	100%	79.53%

(1) Indicates the total voting power of each holder’s security ownership across all three classes of voting securities. This column excludes any acquirable ownership.

Amounts are as of March 2022. The fifth column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

15% of the Class F stock was converted to Series A-1 stock in August 2021.

James Jordan owns a majority of the voting control of Future VC, LLC via his ownership of 1,513,233 shares.

Stock Incentive Plan

On March 14, 2021, the Company adopted its amended Stock Incentive Plan, by which 740,909 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis. To date, options to acquire 578,911 have been issued under the plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2021 and 2020, the Company had $470,678 and $354,154, respectively, in accounts payable with related parties under common control.

The Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred $1,936,765 of fees under this agreement, including $1,258,928 in services payable in cash and $677,837 for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company incurred $353,285 of fees under this agreement, including $255,761 in services payable in cash and $97,524 for which the Company intends to satisfy through the issuance of warrants in 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Wavemaker Labs was $974,368 and $100,253 in 2021 and 2020, respectively, due to the markup on labor and material costs.

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. As of December 31, 2021, the Company had no other loan receivables outstanding with related parties.

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. As of December 31, 2021, the Company had notes payable to one related party, Future VC LLC, totaling $200,245.

OTHER DISCLOSURE

None

INDEX TO EXHIBITS

2.1 Amended and Restated Certificate of Incorporation (1)

2.2 Amended and Restated Bylaws (2)

3.1 Form of Stock Incentive Plan Stock Option Agreement (3)

4.1 Form of Subscription agreement (4)

6.1 Convertible Note Purchase Agreement between Future Labs III, Inc. and Philosophie Group, Inc. (5)

6.2 Loan Agreement between Future Labs III, Inc. and Wavemaker Partners V LP (6)

6.3 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. dated February 7, 2019 (7)

6.4 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. dated May 22, 2019 (8)

6.5 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. August 6, 2019 (9)

6.6 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. August 6, 2019 (10)

6.7 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. August 22, 2019 (11)

8.1 Form of Escrow agreement with Bryn Mawr Trust Company (12)

11.1 Consent of Independent Auditor (13)

11.2 Consent of Wavemaker Labs (14)

(1) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(2) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(3) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(4) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(5) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(6) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(7) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(8) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(9) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(10) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(11) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(12) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(13) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(14) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Acres, Inc.

By	/s/ Suma Reddy
Suma Reddy, Chief Executive Officer
Future Acres, Inc.
Date: May 2, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Suma Reddy
Suma Reddy, Chief Executive Officer
Future Acres, Inc.
Date: May 2, 2022

By	/s/ James Jordan
James Jordan, Director
Future Acres, Inc.
Date: May 2, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer
Future Acres, Inc.
Date: May 2, 2022

FUTURE ACRES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

To the Board of Directors of

Future Acres, Inc.

Santa Monica, CA

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Future Acres, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $2,083,436 and $488,894 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $3,288,059, limited liquid assets with $2,201 of cash, and a working capital deficit of $770,513. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 18, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

FUTURE ACRES, INC.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$2,201	$51
Loan receivable, related party	-	49,070
Interest receivable, related party	-	1,357
Total assets	$2,201	$50,478

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$470,678	$354,154
Accounts payable	84,984	29,644
Loan payable, related party	200,245	275,992
Interest payable, related party	16,807	17,885
Convertible promissory note	-	167,200
Total liabilities	772,714	844,875

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 1,798,639 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively (liquidation preference of $2,115,768 as of December 31, 2021)	180	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,023 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	225	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 0 and 3,000,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	-	300
Additional paid-in capital	2,517,141	409,926
Accumulated deficit	(3,288,059)	(1,204,623)
Total stockholders' equity (deficit)	(770,513)	(794,397)
Total liabilities and stockholders' equity (deficit)	$2,201	$50,478

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenue	$-	$-

Operating expenses:
Research and development	1,768,496	258,792
Sales and marketing	269,040	176,228
General and administrative	33,013	38,730
Total operating expenses	2,070,549	473,750

Loss from operations	(2,070,549)	(473,750)

Other income (expense):
Interest income	334	1,357
Interest expense	(13,221)	(16,501)
Total other income (expense), net	(12,887)	(15,144)

Provision for income taxes	-	-
Net loss	$(2,083,436)	$(488,894)

Weighted average common shares outstanding - basic and diluted	875,000	3,000,000
Net loss per common share - basic and diluted	$(2.38)	$(0.16)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	3,000,000	$300	$362,118	$(715,729)	$(353,311)
Stock-based compensation expense	-	-	-	-	-	-	47,808	-	47,808
Net loss	-	-	-	-	-	-	-	(488,894)	(488,894)
Balances at December 31, 2020	-	-	-	-	3,000,000	300	409,926	(1,204,623)	(794,397)
Conversion of common stock to Class F and preferred stock	749,977	75	2,250,023	225	(3,000,000)	(300)	-	-	-
Issuance of preferred stock pursuant to Regulation A+ offering	914,830	91	-	-	-	-	1,518,426	-	1,518,518
Offering costs	-	-	-	-	-	-	(184,203)	-	(184,203)
Conversion of notes into shares of preferred stock	133,832	13	-	-	-	-	177,970	-	177,984
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	548,519	-	548,519
Stock-based compensation expense	-	-	-	-	-	-	46,503	-	46,503
Net loss	-	-	-	-	-	-	-	(2,083,436)	(2,083,436)
Balances at December 31, 2021	1,798,639	$180	2,250,023	$225	-	$-	$2,517,141	$(3,288,059)	$(770,513)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(2,083,436)	$(488,894)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	46,503	47,808
Non-cash sales and marketing expenses paid	-	(6,045)
Changes in operating assets and liabilities:
Interest receivable, related party	1,357	(1,357)
Accounts payable, related party	1,934,746	353,285
Accounts payable	55,340	13,607
Interest payable	9,706	13,131
Net cash used in operating activities	(35,784)	(68,465)
Cash flows from investing activities:
Issuance of loans to related parties	(1,356,000)	(7,450)
Repayments of loans from related parties	15,620	-
Net cash used in investing activities	(1,340,380)	(7,450)
Cash flows from financing activities:
Proceeds from related party loans	44,000	70,500
Proceeds from issuance of preferred stock, net of offering costs	1,518,518	-
Offering costs	(184,203)	-
Net cash provided by financing activities	1,378,315	70,500
Net change in cash and cash equivalents	2,150	(5,415)
Cash and cash equivalents at beginning of year	51	5,466
Cash and cash equivalents at end of year	$2,201	$51

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of notes and accrued interest into shares of preferred stock	$177,984	$-
Warrants issued from settlement of accounts payable, related party	$548,519	$-
Loans receivable offset to accounts payable, related party	$1,270,854	$-
Loans receivable offset to loans payable, related party	$118,596	$-
Issuance of related party loan payable for advertising costs incurred	$-	$8,355

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Acres, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On October 26, 2020, the Company changed its name to Future Acres, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,083,436 and $488,894 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $3,288,059, limited liquid assets with $2,201 of cash, and a working capital deficit of $770,513. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended
	December 31,
	2021	2020
Convertible promissory note	-	84,892
Preferred stock	1,798,639	-
Class F stock	2,250,023	-
Options to purchase common stock	540,214	516,746
Warrants	684,917	354,484
Total potentially dilutive shares	5,273,793	956,122

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future Labs V, Inc.	$-	$41,620
Future Labs VI, Inc.	-	7,000
Future Labs VII, Inc.	-	450
	$-	$49,070

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. As of December 31, 2021, the Company had no other loan receivables outstanding with related parties. Refer to Note 5.

During the years ended December 31, 2021 and 2020, the Company recognized interest income of $334 and $1,357, respectively.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future VC, Inc.	200,245	$190,245
Future Labs V, Inc.	-	34,151
Future Labs VII, Inc.	-	51,596
	$200,245	$275,992

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 4.

During the year ended December 31, 2020, the Company issued a promissory note of $8,355 in exchange for marketing expenses incurred by a related party on behalf of the Company. Concurrently, the Company provided marketing expenses for another related party and was issued a promissory note receivable of $14,400. The net amount is included in sales and marketing expense in the statements of operations. Refer to Note 10.

During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $8,730 and $8,070, respectively, all of which remains unpaid as of December 31, 2021. All notes bear interest at 3% per annum and mature in 2022 after extensions of the original 2020 maturities.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	CONVERTIBLE PROMISSORY NOTE

In March and July 2019, the Company issued two convertible promissory notes (the “Notes”) to a third party in exchange for prototyping services performed for an aggregate principal amount of $167,200. The amount was included in research and development expenses in the statements of operations for the year ended December 31, 2019. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $500,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to 80% of the price paid per share in the sale of the Company.

The Notes have a 2-year term, with the first tranche of $105,600 maturing in March 2021 and the second tranche of $61,600 maturing in July 2021. In connection with the Company’s 2021 preferred equity financing, the outstanding principal and accrued interest of $10,784 were automatically converted into 133,832 shares of Series Seed preferred stock. The related conversion price was $1.33 per share, or 80% of the price of the preferred equity financing.

The notes bore interest at 3% per annum. During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $2,508 and $5,061, respectively.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

In March 2021, the Company amended its Certificate of Incorporation to issue three classes of stock: preferred stock, Class F stock and common stock. As of December 31, 2021, the Company is authorized to issue 5,000,000 shares of preferred stock, of which 1,940,486 shares are designated as Series Seed preferred stock and 750,000 shares are designated as Series Seed preferred shadow stock. The Company is authorized to issue 3,000,000 shares of Class F stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The preferred stock and Class F stock are convertible into shares of common stock. The Class F stock is also convertible into shares of preferred stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Class F stock , Series Seed and Series Seed shadow series preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except that the liquidation preference per share shall equal $0.50 and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price (defined below) for the series of Series Seed preferred stock by the Series Seed conversion price (as defined in the articles of incorporation, initially equal the Original Issue Price). In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Dividends

The holders of Class F stock , Series Seed and Series Seed shadow series preferred stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of liquidation, holders of preferred stock then outstanding must be paid an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such Series Seed preferred stock plus any dividend declared but unpaid or (ii) such amount per share as would have been payable had all shares of such Series Seed preferred stock been converted into common stock. Original Issue Price shall mean (i) $1.66 per share in case of Series Seed preferred stock and (ii) $0.50 per share in the case of Series Seed preferred shadow stock. As of December 31, 2021, the liquidation preference of the preferred stock was $2,115,768.

Redemption

No class of stock shall have any redemption rights.

Stock Transactions

In 2021, the Company converted 3,000,000 shares of common stock into 749,977 shares of Series Seed preferred shadow stock and 2,250,023 shares of Class F stock. After the conversion, no shares of common stock remained outstanding.

In 2021, the Company completed a Regulation A offering and issued an aggregate of 914,830 shares of Series Seed preferred stock for gross proceeds of $1,518,518 or $1.66 per share. The Company incurred $184,203 in offering costs pertaining to the raise.

Upon the offering, the Company’s outstanding notes and accrued interest totaling $177,984 were automatically converted into 133,832 shares of Series Seed preferred stock. See Note 6.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs III, Inc. 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 740,909 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2021, there were 200,695 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period on a monthly basis.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	466,501	$0.50	$-
Granted	83,212	0.50
Exercised	-	-
Forfeited	(32,967)	0.50
Outstanding as of December 31, 2020	516,746	$0.50	$-
Granted	23,468	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	540,214	$0.50	$-

Exercisable as of December 31, 2021	447,144	$0.50	$-

The fair value of common stock for options granted during the years ended December 31, 2021 and 2020 was $0.10 and $0.50 per share, respectively. As of December 31, 2021, the weighted average duration to expiration of outstanding options was 7.0 years.

Stock-based compensation expense for stock options of $26,967 and $28,272 were recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $24,987 as of December 31, 2021, which will be recognized over a weighted average period of 2.39 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2021	2020
Risk-free interest rate	0.60% - 1.08%	0.45%
Expected term (in years)	6.06	6.07
Expected volatility	90.00%	44.43%
Expected dividend yield	0%	0%
Fair value per stock option	$0.05	$0.21

Warrants

In October and November 2019, the Company granted warrants to purchase an aggregate of 354,484 shares of common stock with an exercise price of $0.50 per share to two consultants as consideration for services. The grant-date fair value was $0.22 per share, or an aggregate fair value of $77,986. The warrants vest over a 48-month period with a 1-year cliff. As of December 31, 2021, 188,322 warrants were exercisable. Stock-based compensation expense of $19,536 was recognized under ASC 718 for both the years ended December 31, 2021 and 2020.

Refer to Note 10 for warrants issued to a related party in settlement of accounts payable.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2021	2020
General and administrative expenses	$23,343	$21,892
Research and development expenses	23,160	25,916
	$46,503	$47,808

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $727,822 and $297,983, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$568,024	$139,569
Cash to accrual differences	159,798	158,414
Valuation allowance	(727,822)	(297,983)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $727,822 and $297,983, were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $429,839 and $111,394 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,029,847 and $498,753, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2021 and 2020, the Company had $470,678 and $354,154, respectively, in accounts payable with related parties under common control.

The Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred $1,936,765 of fees under this agreement, including $1,258,928 in services payable in cash and $677,837 for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company incurred $353,285 of fees under this agreement, including $255,761 in services payable in cash and $97,524 for which the Company intends to satisfy through the issuance of warrants in 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Wavemaker Labs was $974,368 and $100,253 in 2021 and 2020, respectively, due to the markup on labor and material costs.

In 2021, the Company issued 330,433 warrants to purchase common stock to Wavemaker Labs pursuant to the agreement as noted above. The warrants have an exercise price of $0.10 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

Risk-free interest rate	0.98% - 1.26%
Expected term (in years)	5.00
Expected volatility	90.00%
Expected dividend yield	0%
Fair value per warrant	$0.07

The fair value of the warrants was $23,130 as determined by the Black-Scholes option pricing model. The Company recorded accounts payable totaling $548,519 pertaining to the fair value of the services incurred, including an excess of $525,389 of the fair value of the warrants. Accordingly, $548,519 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Wavemaker Labs. The warrants are immediately exercisable and have a term of ten years.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2021 and 2020:

	Year Ended
	December 31,
	2021	2020
Research and development	$1,745,336	$232,876
General and administrative	-	15,728
Sales and marketing	22,713	104,681
	$1,768,049	$353,285

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In March 2022, the Company amended its Certificate of Incorporation to increase the authorized shares of common stock to 40,000,000 shares.

Management has evaluated subsequent events through April 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.